EXHIBIT 99.1

Global Expansion Accelerates: Landmark UAE Driverless Robotaxi Commercial Permit, Autonomous Vehicles Licensed in Eight Countries, Record YoY Revenue Growth of 144.3%

WeRide Announces Unaudited Financial Results for Q3 2025

NEW YORK, Nov. 24, 2025 (GLOBE NEWSWIRE) -- WeRide Inc. (“WeRide” or the “Company”) (Nasdaq: WRD, HKEX:0800), a global leader in autonomous driving technology, today announced its unaudited financial results for the three months ended September 30, 2025.

Financial and Operational Highlights

  Total revenue grew 144.3% year-over-year (YoY) to RMB171.0 million (US$24.0 million) in 3Q2025, one of the largest revenue increases in the Company’s history, primarily due to continued global fleet expansion and increasing service penetration.
    Product revenue and service revenue grew 428.0% and 66.9% YoY to RMB 79.2 million (US$11.1 million) and RMB 91.8 million (US$12.9 million), respectively.
    3Q2025 robotaxi revenue grew 761.0% YoY to RMB 35.3 million (US$5.0 million).
    Robotaxi revenue concentration increased to 20.7% of total revenue in 3Q2025 from 5.8% in 3Q2024.
  Gross profit grew 1,123.9% YoY to RMB56.3 million (US$7.9 million) in 3Q2025, while maintaining an industry-leading gross profit margin of 32.9%, a significant expansion from 6.5% in 3Q2024.
  As of September 30, 2025, WeRide had aggregated balances of RMB 5.4 billion (US$764.1 million) in cash, cash equivalents, time deposits, restricted cash, and investments in wealth management products, which were included in financial assets at fair value through profit or loss.
  WeRide achieved multiple regulatory breakthroughs, including most notably securing the city-level fully driverless robotaxi commercial permit in Abu Dhabi and enabling unit economics breakeven of its fleet. Public operations launched in Saudi Arabia and Belgium, and road tests launched in Zurich, Dubai and Singapore.
  As of October 31, 2025, WeRide operates an autonomous vehicle (AV) fleet of over 1,600 vehicles, of which nearly 750 are robotaxis. With the latest regulatory win in Switzerland, WeRide’s AVs are now globally licensed in eight countries.

Global Commercialization - Robotaxis

Tier-1 Cities, China

  Guangzhou. WeRide is operating 24-hour fully driverless commercial services in Huangpu District, Guangzhou, covering over 150 sq. km. of the city area. As of October 31, WeRide deploys a total fleet of over 300 robotaxis in Guangzhou. Number of trips completed in Guangzhou has increased by approximately 4 times in 3Q2025 compared to 2Q2025 with promotional incentives. Each commercial robotaxi in Guangzhou completed up to 25 trips within the daily 24/7 operations.
  Beijing. WeRide is operating fully driverless commercial services in Beijing High-Level Autonomous Driving Demonstration Zone, covering over 150 sq. km. of the city area. Number of trips completed in Beijing has increased by over 8 times in 3Q2025 compared to 2Q2025 with promotional incentives. Each commercial robotaxi in Beijing completed up to 23 trips in one full day shift from 7:30AM to 10:00PM.
  Hong Kong. In November 2025, WeRide entered into a partnership with Kwoon Chung Bus Holdings to promote AV deployments in Hong Kong. The fleet will initially launch at the Hong Kong International Airport, before expanding to other areas in Hong Kong. The two parties expect to deploy and operate over 500 AVs (including robotaxis and robobuses) in the next three years.
  New ride-hailing feature. WeRide is the first to commercially pilot a pick-up/drop-off-free (PU/DO-free) feature for robotaxi services in both Guangzhou and Beijing. This innovation eliminates the need for users to select from a fixed list of hundreds of PU/DO locations and intelligently analyzes the rider’s location and destination to recommend three optimized PU/DOs nearby when a ride is requested. The feature mirrors the convenience of traditional ride-hailing services and improves operational efficiency. The feature will roll out to more global cities along with the operations.

Abu Dhabi, UAE

  In October 2025, WeRide has been granted a permit to conduct fully driverless robotaxi commercial operations, marking it one of the first companies to receive a city-level commercial permit for Level 4 autonomous driving issued outside the U.S.
  The latest permit removes the requirement for an in-vehicle safety officer, enabling WeRide robotaxi fleet in Abu Dhabi to achieve unit economics breakeven.
  There are currently approximately 150 WeRide AVs in the Middle East. This driverless permit further supports WeRide's broader plan to expand the regional fleet to tens of thousands of robotaxis by 2030.
  The driverless commercial operation starts on the Uber platform on Yas Island this month and will gradually cover additional areas in Abu Dhabi city area.
  WeRide maintains a 4-year first mover advantage in robotaxi deployment in Abu Dhabi, having operated trials in Abu Dhabi since 2021. WeRide’s commercial robotaxi operations in Abu Dhabi started in December 2024, now covering 50% of city core area.

Zurich, Switzerland

  In November 2025, WeRide’s robotaxi has received a driverless permit from Switzerland’s Federal Roads Office, authorizing it to operate autonomously on public roads in the Furttal region in Canton of Zurich. This is the first driverless robotaxi permit (for passengers) issued in Switzerland.
  Under this permit, WeRide robotaxis may conduct fully driverless commercial operations as part of the Intelligent Automated Mobility pilot, subject to completion of testing. The vehicles will serve a 110-kilometer operating area with around 460 stops at speeds of up to 80 km/h.
  WeRide expects to launch fully driverless public passenger service in the first half of 2026.

Other Global Cities

  Singapore. In November 2025, Singapore’s Land Transport Authority has granted WeRide and Grab approval for their entire fleet to conduct AV testing within the Punggol district. The two partners commenced Punggol’s first AV testing in mid-October 2025 and plan to take the first batch of public passengers by early 2026.
  Riyadh, Saudi Arabia. In October 2025, WeRide and Uber began offering autonomous robotaxi passenger rides in Riyadh, marking the first time robotaxis are publicly available on the Uber platform in Saudi Arabia. As of today, WeRide remains the only AV tech provider permitted to operate public robotaxi services in Saudi Arabia.
  Dubai, UAE. In September 2025, WeRide secured a self-driving vehicle trial permit from Dubai's Roads and Transport Authority and has started conducting robotaxi road tests in the city. Robotaxi operations with an on-board safety officer will start on the Uber platform within 2025, with fully driverless commercial operations targeted for 2026.
  Ras Al Khaimah, UAE. In October 2025, WeRide launched the robotaxi GXR and robobus pilot operations in Ras Al Khaimah, marking its expansion into a third emirate in the UAE. WeRide is the first and only AV company with active operations in Ras Al Khaimah.

Global Commercialization – Other L4 Product Lines

  Guangzhou, China. As of September 30, 2025, the robobus services operated by WeRide has served over one million public passengers in Guangzhou. Building on this success, WeRide secured a procurement contract in 3Q2025 for 100 units of 8.5-meter pure electric robobuses from Guangzhou Bus Group Co., Ltd., with a total contract value of RMB 89 million.
  Shenzhen, China. In August 2025, WeRide has partnered with Shenzhen Bus Group to launch Shenzhen's first Level 4 fully driverless robobus public transport line in Luohu District. The route is a key project in Shenzhen’s industrial cluster strategy and the city's plan for high-quality development of robobuses.
  Leuven, Belgium. In September 2025, WeRide announced its expansion into Belgium with the launch of its robobus in Leuven, in partnership with Flemish public transportation company De Lijn, the City of Leuven, and mobility consultancy firm Espaces-Mobilités. The move marks WeRide's 11th global market worldwide. In addition, WeRide has received Belgium's first federal test permit for a Level 4 autonomous shuttle.
  Robosweeper. The Company’s robosweeper service maintained strong momentum in 3Q2025. Beyond enhancing and scaling its city sanitation deployments in domestic cities including Guangzhou, Shenzhen, Dongguan, Zhengzhou, Chengdu, Dalian, Tianjin, etc., WeRide also expanded its robosweeper operations to Singapore, UAE and Saudi Arabia.

One-Stage End-to-End L2+ Solutions

  In November 2025, WeRide’s one-stage end-to-end L2+ solution jointly developed by WeRide and Bosch, has officially achieved Start of Production (SOP).
  From project launch to SOP, WeRide completed the process in just seven months, setting a new industry benchmark and underscoring its strong technological expertise and efficient execution among L2+ peers.
  The solution enables vehicles to safely "see and act" at the same time, while supporting high/mid/low-compute platforms, multi-modal sensor fusion and pure vision perception.
  This one-stage end-to-end ADAS solution will be rolled out with the annual refresh of the Chery EXEED ES and ET models, while existing EXEED Sterra ES and ET owners will receive the upgrade via OTA (Over-the-Air).
  The solution was also nominated by Guangzhou Automobile Group for several of its mass-market passenger car models.

Management Commentary

Tony Han,WeRide's Founder, Chairman, and Chief Executive Officer, stated, "In 3Q 2025, WeRide's regulatory and commercial achievements spanning eight countries demonstrated the convergence of advanced technology and global execution capabilities. We've achieved a number of significant milestones, most notably securing the fully driverless commercial robotaxi permit in Abu Dhabi, with our operations there soon reaching unit economics breakeven, a critical milestone that validates our path to profitability at scale. As we progress toward our goal of deploying hundreds of thousands of robotaxis by 2030, WeRide is well-positioned to capitalize on the autonomous driving opportunity. The depth of our technology stack, breadth of our global partnerships, and strength of our regulatory relationships position us to capture significant value as autonomous mobility transforms transportation worldwide.”

Jennifer Li, WeRide’s Chief Financial Officer and Head of International, added, “Our Q3 financial performance represents substantial improvement in both growth trajectory and operational leverage. Revenue reached RMB171.0 million, representing 144.3% year-over-year growth, while the 761.0% increase in robotaxi revenue provides strong validation of our technology from both third parties and end users. Our diversified portfolio across products, services, and geographies continues to provide multiple avenues for sustained growth. Our gross margin expansion to 32.9% demonstrates our platform’s improving efficiency as we scale. Our Hong Kong dual primary listing, supported by reputable institutional investors globally, strengthens our balance sheet and establishes WeRide as an attractive public investment opportunity in autonomous driving.”

Unaudited Third Quarter 2025 Financial Results

Revenues

Total revenue grew 144.3% YoY to RMB171.0 million (US$24.0 million) in 3Q2025, compared to RMB70.0 million in the same period of 2024.

  Product revenue increased 428.0% YoY to RMB79.2 million (US$11.1 million) in 3Q2025 from RMB15.0 million in the same period of 2024. The increase was primarily attributable to an increase in the sales of robotaxis and robobuses in 3Q2025.
  Service revenue increased 66.9% YoY to RMB91.8 million (US$12.9 million) in 3Q2025 from RMB55.0 million in the same period of 2024. The increase was primarily due to an increase of RMB29.3 million in revenue from intelligent data services and an increase of RMB8.2 million from autonomous driving related operational and technical support services.

Cost of Revenue

Cost of revenue was RMB114.7 million (US$16.1 million) compared to RMB65.5 million in the same period of 2024. The increase of cost of revenue was mainly due to (i) an increase in cost of goods sold, aligned with the sales increase; and (ii) a slight increase in costs of services, affected by an increase in costs of intelligent data services, partially offset by a decrease in costs of ADAS research and development (R&D) services.

Gross Profit and Gross Margin

Gross profit was RMB56.3 million (US$7.9 million) compared to RMB4.6 million in the same period of 2024, and gross margin was 32.9% compared to 6.5% in the same period of 2024. There were certain ADAS R&D service projects in 3Q2024 that incurred higher-than-expected costs, along with inventory write-downs. As no such items occurred in 3Q2025, both gross profit and gross margin recorded a significant YoY increase. Furthermore, certain ADAS R&D service projects with better margin profile further contributed to the increase of overall gross margin in 3Q2025.

Operating Expenses

Operating expenses were RMB435.8 million (US$61.2 million) compared to RMB895.7 million in the same period of 2024.

  R&D expenses were RMB316.4 million (US$44.4 million), compared to RMB254.2 million in the same period of 2024. Excluding share-based compensation, R&D expenses grew 39.4% to RMB287.5 million from RMB206.3 million in the same period of 2024 as we further strengthened our global data compliance and advanced R&D efforts for our pre-installed robotaxis. The increase in R&D expenses was primarily due to (i) an increase of RMB30.7 million in service fees for R&D projects, (ii) an increase of RMB21.3 million in personnel-related expenses from headcount increase, and (iii) an increase of RMB23.3 million in material consumption and depreciation and amortization expenses.
  Selling expenses were RMB19.0 million (US$2.7 million), compared to RMB15.5 million in the same period of 2024. Excluding share-based compensation, selling expenses were RMB18.8 million, compared to RMB13.8 million in the same period of 2024, representing an increase of 36.2% that was well below sales increase.
  Administrative expenses were RMB100.4 million (US$14.1 million), compared to RMB626.0 million in the same period of 2024. Excluding share-based compensation, administrative expenses were RMB74.0 million, compared to RMB60.0 million in the same period of 2024, representing an increase of 23.3%. The increase was primarily due to (i) an increase of RMB6.0 million in professional services fees mainly related to legal compliance service, and (ii) an increase of RMB4.4 million in personnel costs to build necessary support functions for a growing business.

Net Loss

  Net loss was RMB307.3 million (US$43.2 million), compared to RMB1,042.7 million in the same period of 2024.
  Non-IFRS adjusted net loss1 was RMB275.6 million (US$38.7 million), compared to RMB240.3 million in the same period of 2024.

Basic and Diluted Net Loss Per ADS2

  Basic and diluted net loss per ordinary share was RMB0.34 (US$0.05), compared to RMB4.93 in the same period of 2024.
  Basic and diluted net loss per ADS were RMB1.02 (US$0.15), compared to RMB14.79 in the same period of 2024.

Balance Sheet

  As of September 30, 2025, WeRide had RMB4,496.0 million (US$631.6 million) in cash and cash equivalents and time deposits, RMB926.1 million (US$130.1 million) in investments in wealth management products, which were included in financial assets at fair value through profit or loss, and RMB17.5 million (US$2.5 million) in restricted cash.
  As of September 30, 2025, WeRide had short-term bank borrowings of RMB245.1 million (US$34.4 million).

Other Corporate Developments

  On November 6, WeRide completed its dual primary listing on the Hong Kong Stock Exchange (HKEX) under the stock code 0800.HK, becoming the world's first robotaxi company to be publicly traded on both Hong Kong and US exchanges. Under the Hong Kong listing, WeRide issued a total of 88.25 million shares (pre-greenshoe). The offer price was set at HKD 27.1 per share, raising a total of approximately HKD 2.39 billion (pre-greenshoe). The Hong Kong offering was subscribed by reputable investors including strategic players, various family offices, sovereign wealth and long-only investors based in Asia, Europe and Middle East, etc.
  Prior to the Hong Kong listing, WeRide was added into the Nasdaq Golden Dragon China Index (Nasdaq: HXC). Such inclusion is expected to help WeRide gain greater investor visibility, strengthen its capital market position, and reinforce its role as a global autonomous driving leader.
  As of the date of this earnings release, the Company has a total of 1,026,616,330 ordinary shares outstanding, comprising 971,801,907 Class A ordinary shares and 54,814,423 Class B ordinary shares.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB7.1190 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System as of September 30, 2025.

Use of Non-IFRS Financial Measures

In evaluating its business, the Company considers and uses the non-IFRS financial measure of adjusted net loss as a supplemental measure to review and assess operating performance. The Company believes that adjusted net loss provides useful information to investors and others in understanding and evaluating the Company’s consolidated results of operations in the same manner as it helps the Company’s management. The Company defines adjusted net loss as net loss for the period excluding share-based compensation expenses, fair value changes of financial assets at FVTPL and changes in the carrying amounts of preferred shares and other financial instruments subject to redemption and other preferential rights.

The Company presents the non-IFRS financial measure because it is used by its management to evaluate its operating performance and formulate business plans. Adjusted net loss enables the Company’s management to assess the Company’s operating results without considering the impact of the aforementioned non-cash adjustment items that it does not consider to be indicative of its core operations. Accordingly, the Company believes that the use of this non-IFRS financial measure provides useful information to investors and others in understanding and evaluating its operating results in the same manner as its management and board of directors.

This non-IFRS financial measure is not defined under IFRS and is not presented in accordance with IFRS. The non-IFRS financial measure has limitations as an analytical tool. One of the key limitations of using the adjusted net loss is that it does not reflect all items of expenses that affect the Company’s operations. Further, this non-IFRS measure may differ from the non-IFRS information used by other companies, including peer companies, and therefore its comparability may be limited.

The non-IFRS financial measure should not be considered in isolation or construed as an alternative to loss for the period or any other measure of performance information prepared and presented in accordance with IFRS or as an indicator of the Company’s operating performance. Investors are encouraged to review the Company’s historical non-IFRS financial measure in light of the most directly comparable IFRS measure, as shown below. The non-IFRS financial measure presented here may not be comparable to similarly titled measure presented by other companies. Other companies may calculate similarly titled measures differently, limiting the usefulness of such measures when analyzing the Company’s data comparatively. It is encouraged that you review the Company’s financial information in its entirety and not rely on a single financial measure.

Conference Call Information

The Company’s management team will host an earnings conference call at 8:00 AM U.S. Eastern Time on Monday, November 24, 2025 (or at 9:00 PM Beijing Time on Monday, November 24, 2025). Details for the conference call are as follows:

Event Title: WeRide Inc. Third Quarter 2025 Earnings Call

Registration Link: https://register-conf.media-server.com/register/BI0a53d3ed7af646939b11144e01294979

All participants must use the link provided above to complete the online registration process in advance of the conference call. Upon registering, each participant will receive a set of participant dial-in numbers and a unique access PIN, which can be used to join the conference call.

A live and archived webcast of the conference call will be available at the Company's investor relations website at ir.weride.ai.

About WeRide

WeRide is a global leader and a first mover in the autonomous driving industry, as well as the first publicly traded robotaxi company. Our autonomous vehicles have been tested or operated in over 30 cities across 11 countries. We are also the first and only technology company whose products have received autonomous driving permits in eight markets: China, Switzerland, the UAE, Singapore, France, Saudi Arabia, Belgium, and the US. Empowered by the smart, versatile, cost-effective, and highly adaptable WeRide One platform, WeRide provides autonomous driving products and services from L2 to L4, addressing transportation needs in the mobility, logistics, and sanitation industries. WeRide was named to Fortune's 2025 Change the World and 2025 Future 50 lists.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” and similar statements. Statements that are not historical facts, including statements about WeRide’s beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Further information regarding these and other risks is included in WeRide’s filings with the SEC and announcements on the website of the Hong Kong Stock Exchange. All information provided in this press release is as of the date of this press release, and WeRide does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Contacts

Investor inquiries: ir@weride.ai
Press inquiries: pr@weride.ai

WeRide Inc. Unaudited Condensed Consolidated Statements of Financial Position
		As of
	September 30,	September 30,	December 31,
	2025	2025	2024
	RMB’000	US$’000	RMB’000
ASSETS
Non-current assets
Property and equipment	291,726	40,979	178,179
Right-of-use assets	69,475	9,759	73,564
Intangible assets	18,995	2,668	21,664
Goodwill	44,758	6,287	44,758
Restricted cash – non-current	12,953	1,819	9,669
Deferred tax assets	249	35	997
Financial assets at FVTPL – non-current	64,653	9,082	56,919
Other non-current assets	14,628	2,055	20,025
Total non-current assets	517,437	72,684	405,775

Current assets
Inventories	309,384	43,459	204,705
Contract assets	34,576	4,857	28,005
Trade receivables	291,358	40,926	252,607
Prepayments and other receivables	384,401	53,995	197,652
Prepayments to and amounts due from related parties	57,983	8,145	26,618
Financial assets at FVTPL - current	926,133	130,093	1,685,146
Time deposits	1,043,689	146,606	620,148
Cash and cash equivalents	3,452,321	484,945	4,268,300
Restricted cash – current	4,554	640	4,814
Total current assets	6,504,399	913,666	7,287,995

Total assets	7,021,836	986,350	7,693,770

EQUITY
Total equity	6,216,339	873,204	7,066,019

WeRide Inc. Unaudited Condensed Consolidated Statements of Financial Position
		As of
	September 30,	September 30,	December 31,
	2025	2025	2024
	RMB’000	US$’000	RMB’000
LIABILITIES
Non-current liabilities
Lease liabilities – non-current	18,786	2,639	26,059
Long-term bank loan	-	-	50,040
Deferred tax liabilities	3,738	525	4,486
Other non-current liabilities	8,097	1,137	4,677
Total non-current liabilities	30,621	4,301	85,262

Current liabilities
Short-term bank loans	245,138	34,434	30,019
Trade payables	61,290	8,609	20,713
Other payables, deposits received and accrued expenses	348,997	49,023	397,755
Contract liabilities	31,176	4,379	4,476
Lease liabilities – current	33,171	4,660	36,900
Amounts due to related parties	11,804	1,658	9,450
Put option liabilities	43,300	6,082	41,099
Income taxes payable	-	-	2,077
Total current liabilities	774,876	108,845	542,489
Total liabilities	805,497	113,146	627,751

Total equity and liabilities	7,021,836	986,350	7,693,770

WeRide Inc. Unaudited Condensed Consolidated Statements of Profit or Loss
	Nine Months Ended September 30,			Three Months Ended September 30,
	2025		2024	2025		2024
	RMB’000	US$’000	RMB’000	RMB’000	US$’000	RMB’000

Revenue
Product revenue	148,466	20,854	36,012	79,185	11,123	14,967
Service revenue	222,131	31,203	184,300	91,797	12,895	55,047
	370,597	52,057	220,312	170,982	24,018	70,014
Cost of revenue(a)
Cost of goods sold	(89,715)	(12,602)	(28,961)	(54,254)	(7,621)	(11,804)
Cost of services	(163,524)	(22,970)	(131,998)	(60,429)	(8,488)	(53,646)
	(253,239)	(35,572)	(160,959)	(114,683)	(16,109)	(65,450)
Gross profit	117,358	16,485	59,353	56,299	7,909	4,564

Research and development expenses(a)	(961,003)	(134,991)	(771,370)	(316,368)	(44,440)	(254,160)
Selling expenses(a)	(46,804)	(6,575)	(38,317)	(19,024)	(2,672)	(15,533)
Administrative expenses(a)	(379,309)	(53,281)	(834,278)	(100,367)	(14,098)	(625,985)
Other net income	5,710	802	8,715	2,689	378	776
Impairment loss on receivables and contract assets	(5,542)	(778)	(22,036)	(2,742)	(385)	(8,612)

Operating loss	(1,269,590)	(178,338)	(1,597,933)	(379,513)	(53,308)	(898,950)

Net foreign exchange gain	8,151	1,145	5,670	2,522	354	1,011
Interest income	126,428	17,759	131,966	51,482	7,232	42,672
Fair value changes of financial assets at FVTPL	46,914	6,590	(34,564)	23,760	3,338	(39,067)
Other finance costs	(7,272)	(1,021)	(2,140)	(3,980)	(559)	(784)
Changes in the carrying amounts of preferred shares and other financial instruments subject to redemption and other preferential rights	-	-	(424,175)	-	-	(145,949)

Loss before taxation	(1,095,369)	(153,865)	(1,921,176)	(305,729)	(42,943)	(1,041,067)

Income tax	(3,405)	(478)	(3,191)	(1,528)	(215)	(1,600)

Loss for the period	(1,098,774)	(154,343)	(1,924,367)	(307,257)	(43,158)	(1,042,667)
Loss attributable to ordinary shareholders of the Company	(1,098,774)	(154,343)	(1,924,367)	(307,257)	(43,158)	(1,042,667)
Loss per ordinary share
Basic and diluted loss per Class A and Class B ordinary share	(1.21)	(0.17)	(12.74)	(0.34)	(0.05)	(4.93)
Loss per ADS

Basic and diluted loss per ADS	(3.63)	(0.51)	(38.22)	(1.02)	(0.15)	(14.79)

Notes:
(a) Includes share-based compensation expenses as follows:

	Nine Months Ended September 30,			Three Months Ended September 30,
	2025		2024	2025		2024
	RMB’000	US$’000	RMB’000	RMB’000	US$’000	RMB’000
Cost of revenue	-	-	(4,826)	-	-	(1,806)
Research and development expenses	(115,243)	(16,188)	(198,199)	(28,857)	(4,054)	(47,832)
Administrative expenses	(155,754)	(21,879)	(699,274)	(26,340)	(3,700)	(565,944)
Selling expenses	(3,951)	(555)	(6,930)	(229)	(32)	(1,747)
Total share-based compensation expenses	(274,948)	(38,622)	(909,229)	(55,426)	(7,786)	(617,329)

WeRide Inc. Reconciliation of IFRS Measure to Non-IFRS Measure

The table below sets forth a reconciliation of net loss to non-IFRS net loss for the periods indicated:

	Nine Months Ended September 30,			Three Months Ended September 30,
	2025		2024	2025		2024
	RMB’000	US$’000	RMB’000	RMB’000	US$’000	RMB’000
Loss for the period	(1,098,774)	(154,343)	(1,924,367)	(307,257)	(43,158)	(1,042,667)
Add:
Share-based compensation expenses	274,948	38,622	909,229	55,426	7,786	617,329
Fair value changes of financial assets at FVTPL	(46,914)	(6,590)	34,564	(23,760)	(3,338)	39,067
Changes in the carrying amounts of preferred shares and other financial instruments subject to redemption and other preferential rights	-	-	424,175	-	-	145,949
Adjusted net loss	(870,740)	(122,311)	(556,399)	(275,591)	(38,710)	(240,322)

___________________________
1 Adjusted net loss is defined as net loss for the period excluding share-based compensation expenses, fair value changes of financial assets at FVTPL and changes in the carrying amounts of preferred shares and other financial instruments subject to redemption and other preferential rights.
2 ADS-to-Class A ordinary share ratio is 1:3.